------
FORM 5
------
                                                                    OMB APPROVAL
                                                            --------------------
                                                            OMB NUMBER 3235-0362
                                                       EXPIRES: JANUARY 31, 2005
                                                        Estimated average burden
                                                     hours per response..... 0.5


[ ] Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       Washington, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue.                Filed pursuant to Section 16(a) of the Securities
[ ] Form 3 Holdings                          Exchange Act of 1934,
    Reported                         Section 17(a) of the Public Utility
[X] Form 4                   Holding Company Act of 1935 or Section 30(f) of
    Holdings                            the Investment Company Act
    Reported                                       of 1940


  (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol |6. Relationship of Reporting Person(s) |
|    BAPEF Investments XII Ltd.              |     Vsource, Inc. (VSRC)                    |   to Issuer (Check all applicable)    |
|--------------------------------------------|---------------------------------------------|                                       |
|  (Last)          (First)          (Middle) | 3. IRS Identification   |4. Statement For   |   [ ] Director      [X] 10% Owner     |
|  POB 431                                   |    Number of Reporting  |   Month/Year      |                                       |
|  13-15 Victoria Road                       |    Person, if an Entity | January 2002      |   [ ] Officer (give [ ] Other (specify|
|--------------------------------------------|    (Voluntary)          |-------------------|               title           below)  |
|                 (Street)                   |                         |5. If Amendment,   |               below)                  |
|                                            |                         |   Date of Original|                                       |
|  St. Peter Port, Guernsey GY1 3ZD,         |                         |   (Month/Year)    |---------------------------------------|
|        Channel Islands                     |                         |                   |7. Individual or Joint/Group Filing    |
|--------------------------------------------|---------------------------------------------|   (Check applicable line)             |
|  (City)           (State)           (Zip)  |                                             |   [ ] Form filed by One               |
|                                            |                                             |       Reporting Person                |
|                                            |                                             |   [X] Form filed by More Than         |
|                                            |                                             |       One Reporting Person            |
|----------------------------------------------------------------------------------------------------------------------------------|
|                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                        |
|----------------------------------------------------------------------------------------------------------------------------------|
| 1. Title of Security     |   2. Trans-     | 3. Transac- |4. Securities Acquired (A)|5. Amount of Se-   |6. Owner-    |7. Nature |
|    (Instr. 3)            |      action     |    tion     |   or Disposed of (D)     |   curities Benefi-|   ship      |   of In- |
|                          |      Date       |    Code     |   (Instr. 3, 4 and 5)    |   cially Owned at |   Form:     |   direct |
|                          |                 |    (Instr.  |                          |   End of Issuer's |   Direct    |   Benefi-|
|                          |      (Month/    |    8)       |                          |   Fiscal Year     |   (D) or    |   cial   |
|                          |      Day/       |             |--------------------------|   (Instr. 3 and 4)|   Indirect  |   Owner- |
|                          |      Year)      |             | Amount | (A) or |  Price |                   |   (I)       |   ship   |
|                          |                 |             |        | (D)    |        |                   |   (Instr. 4)|   (Instr.|
|                          |                 |             |        |        |        |                   |             |   4)     |
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
|--------------------------|-----------------|-------------|--------|--------|--------|-------------------|-------------|----------|
|                          |                 |             |        |        |        |                   |             |          |
-----------------------------------------------------------------------------------------------------------------------------------

 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Title of Derivative| 2. Conver- | 3. Trans- | 4. Trans- | 5. Number of   | 6. Date Exer-   |7. Title and Amount| 8. Price     |
|    Security           |    sion or |    action |    action |    Derivative  |    cisable and  |   of Underlying   |    of        |
|    (Instr. 3)         |    Exercise|    Date   |    Code   |    Securities  |    Expiration   |   Securities      |    Deriv-    |
|                       |    Price of|    (Month/|    (Instr.|    Acquired (A)|    Date         |   (Instr. 3 and 4)|    ative     |
|                       |    Deriv-  |    Day/   |    8)     |    or Disposed |    (Month/Day/  |                   |    Secur-    |
|                       |    ative   |    Year)  |           |    of (D)      |    Year)        |                   |    ity       |
|                       |    Security|           |           |    (Instr. 3,  |                 |                   |    (Instr. 5)|
|                       |            |           |           |    4, and 5)   |-----------------|-------------------|              |
|                       |            |           |           |                | Date   |Expira- |      |  Amount or |              |
|                       |            |           |-----------|----------------| Exer-  |tion    |Title |  Number of |              |
|                       |            |           |   Code    |  (A)  |  (D)   | cisable|Date    |      |  Shares    |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|Series B Exchangeable  |    (1)     |1/31/2002  |   S4      |       |2,050,  |   (1)  |  (1)   |  (1) |    (1)     | 2,050,000    |
|Promissory Notes       |            |           |           |       |  000   |        |        |      |            |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|Series B-1 Exchangeable|    (1)     |1/31/2002  |   P4      |2,147, |        |   (1)  |   (1)  |  (1) |     (1)    | 2,147,357    |
|Promissory Notes       |            |           |           |  357  |        |        |        |      |            |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|Series B-1 Common Stock|            |           |           |       |        |        |        |Common| 10,736,785 |    (2)       |
|Purchase Warrants      |   $0.10    | 1/31/2002 |   P4      |   1   |        |1/31/02 | 1/30/07|      |            |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|                       |            |           |           |       |        |        |        |      |            |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|                       |            |           |           |       |        |        |        |      |            |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|                       |            |           |           |       |        |        |        |      |            |              |
|-----------------------|------------|-----------|-----------|-------|--------|--------|--------|------|------------|--------------|
|                       |            |           |           |       |        |        |        |      |            |              |
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------
|  9. Number of      |   10. Ownership Form     |   11. Nature of      |
|     Derivative     |       of Derivative      |       Indirect       |
|     Securities     |       Security:          |       Beneficial     |
|     Beneficially   |       Direct (D)         |       Ownership      |
|     Owned at End   |       or Indirect (I)    |       (Instr. 4)     |
|     of Year        |       (Instr. 4)         |                      |
|     (Instr. 4)     |                          |                      |
|                    |                          |                      |
|--------------------|--------------------------|----------------------|
|        0           |         (1)              |        (1)           |
|--------------------|--------------------------|----------------------|
|  2,147,357         |         (1)              |        (1)           |
|--------------------|--------------------------|----------------------|
|     (2)            |         (2)              |        (2)           |
|--------------------|--------------------------|----------------------|
|                    |                          |                      |
|--------------------|--------------------------|----------------------|
|                    |                          |                      |
|--------------------|--------------------------|----------------------|
|                    |                          |                      |
------------------------------------------------------------------------
 (1) See Note 1 in Attached Pages
 (2) See Note 2 in Attached Pages

  ** Intentional misstatements or omissions of facts constitute Federal Criminal         (see Attached Pages)           May 21, 2002
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                         ----------------------------------   ------------
                                                                                   **Signature of Reporting Person      Date

 Note. File three copies of this form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                 ATTACHED PAGES

Item 1:  BAPEF Investments XII, Ltd.
         P.O. Box 431, 13-15, Victoria Road
         St. Peter Port, Guernsey GY1 3ZD, Channel Islands

Item 2:  Vsource, Inc. (VSRC)

Item 4:  January 2002
--------------------------------------------------------------------------------

Instruction 4(b)(v) list of other Reporting Persons:

         This statement is being filed by BAPEF Investments XII, Ltd. ("BAPEF XII"), Baring Asia Private Equity Fund LP1 ("LP1"), Baring Asia Private Equity Funds LP2 ("LP2"), Baring Asia Private Equity Funds LP3 ("LP3"), Baring Asia Private Equity Funds LP4 ("LP4"), BAPEF Co-Investment LP ("Co-Investment" and, together with LP1, LP2, LP3 and LP4 the "Investors"), BAPEF Advisers LP ("BAPEF Advisers") and Baring Asia (GP) Limited ("Baring Asia" and, together with BAPEF XII, the Investors and BAPEF Advisers, the "Filing Persons"). The principal business office for each filing person is P.O. Box 431, 13-15, Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

Notes:

(1)      SERIES B EXCHANGEABLE NOTES AND SERIES B-1 EXCHANGEABLE NOTES

         US$2,147,357 in principal and accrued interest on a Series B Exchangeable Promissory Note (the "Series B Notes") held by BAPEF XII in the principal amount of US$2,050,000, representing all of the Series B Notes held by BAPEF XII were repaid by Vsource, Inc. ("Vsource") on January 31, 2002. The Series B Notes were originally issued pursuant to an Exchangeable Note and Warrant Purchase Agreement dated July 12, 2001 by and among Vsource and the Purchasers named therein (the "Series B Purchase Agreement"). The Series B Notes bore interest at 10.0% per annum, compounded quarterly, and matured on June 30, 2003. The Series B Notes were repayable in accordance with their terms upon the termination of a letter of credit supporting Vsource's obligations under its reseller arrangements with Gateway Manufacturing Inc.

         Vsource repaid the US$2,147,357 in principal and accrued interest through an exchange of BAPEF XII's Series B Notes for a Series B-1 Exchangeable Promissory Note (the Series B-1 Notes") in the principal amount of US$2,147,357 and warrants (the "Series B-1 Warrants") to purchase 10,736,785 shares of Vsource Common Stock. The Series B-1 Notes and Series B-1 Warrants were issued pursuant to an Exchangeable Note and Warrant Purchase Agreement (the "Series B-1 Purchase Agreement") dated January 28, 2002 by and among Vsource and the Purchasers set forth therein.

         The Series B-1 Notes bear interest at 10.0% per annum, compounded quarterly, and mature on June 30, 2003. The Series B-1 Notes are convertible into Vsource's Series A Notes if the Series B-1 Notes are not paid prior to August 15, 2002. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Convertible Preferred Stock. The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note can initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of US$60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by US$0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

         By way of example, assuming that BAPEF XII was not required to wait until August 15, 2002 to exchange its Series B-1 Note but could exchange its Series B-1 Note on January 31, 2002, the US$2,147,357 Series B-1 Note could then be exchanged for a Series A Note in the principal amount of US$2,147,357. Assuming further that BAPEF XII, also on January 31, 2002, had elected to convert such Series A Note, BAPEF XII would received approximately 35,789 shares of Series 3-A Preferred Stock. Assuming further that the conversion factor was set at US$0.10, BAPEF XII could convert its Series 3-A Preferred Stock into approximately 21,473,570 shares of Common Stock.


         SERIES B NOTES AND UNDERLYING SERIES A NOTES, SERIES 3-A PREFERRED STOCK AND COMMON STOCK BENEFICIALLY OWNED.

         As reported above, BAPEF XII owns beneficially and directly a Series B-1 Note in the principal amount of US$2,147,357 as of the date of this Form 5 and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, a Series A Note in the principal amount of US$2,147,357 (c) beneficially, through the convertibility of such Series A Note, approximately 35,789 shares of Series 3-A Preferred Stock and (d) beneficially through the convertibility of such Series 3-A Preferred Stock, approximately 221,473,570 shares of Common Stock.

         LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, approximately 12.3% of the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, approximately 12.3% of a Series A Note in the principal amount of US$2,147,357, (c) beneficially, through the convertibility of such Series A Note, approximately 4,400 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 2,640,197 shares of Common Stock. LP1 disclaims beneficial ownership of the securities reported herein.

         LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, approximately 58.1% of the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, approximately 58.1% of a Series A Note in the principal amount of US$2,147,357, (c) beneficially, through the convertibility of such Series A Note, approximately 19,839 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 12,468,757 shares of Common Stock. LP2 disclaims beneficial ownership of the securities reported herein.

         LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, approximately 16.4% of the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, approximately 16.4% of a Series A Note in the principal amount of US$2,147,357, (c) beneficially, through the convertibility of such Series A Note, approximately 5,867 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 3,520,248 shares of Common Stock. LP3 disclaims beneficial ownership of the securities reported herein.

         LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, approximately 12.5% of the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, approximately 12.5% of a Series A Note in the principal amount of US$2,147,357, (c) beneficially, through the convertibility of such Series A Note, approximately 4,465 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 2,678,978 shares of Common Stock. LP4 disclaims beneficial ownership of the securities reported herein.

         Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, approximately 0.8% of the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, approximately 0.8% of a Series A
Note in the principal amount of US$2,147,357, (c) beneficially, through the convertibility of such Series A Note, approximately 276 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 165,454 shares of Common Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

         BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, a Series A Note in the principal amount of US$2,147,357,
(c) beneficially, through the convertibility of such Series A Note, approximately 35,789 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 21,473,570 shares of Common Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

         Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly the Series B-1 Note, (b) beneficially, through the exchangeability of the Series B-1 Note, a Series A Note in the principal amount of US$2,147,357, (c) beneficially, through the convertibility of such Series A Note, approximately 35,789 shares of Series 3-A Preferred Stock and (d) beneficially, through the convertibility of such Series 3-A Preferred Stock, approximately 21,473,570 shares of Common Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.

(2)      COMMON STOCK PURCHASE WARRANTS

         As of the date of this Form 5, BAPEF XII owns beneficially and directly
(a) a "Series B Warrant" (and together with the Series B-1 Warrants, the "Warrants") issued July 12, 2001 pursuant to the Series B Purchase Agreement, giving it the right to purchase an aggregate of 10,250,000 shares of Common Stock and as reported in its Form 3, with the terms described below and (b) a Series B-1 Warrant issued January 31, 2002 pursuant to the Series B-1 Purchase Agreement, giving it the purchase an aggregate of 10,736,785 shares of Common Stock, with the terms described below.

         The Warrants have an exercise price of US$0.10 per share of Common Stock. The holder of a Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., US$0.10) will be subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below US$0.10 per share.

         The conditions for exercise of the Warrants are the same as for the Series 3-A Preferred Stock, as described above, except that the approvals and opinions described shall apply to the shares of Common Stock to be issued on exercise of the Warrants.

         SERIES B-1 WARRANTS AND UNDERLYING COMMON STOCK BENEFICIALLY OWNED.

         As reported above, BAPEF XII owns beneficially and directly the Series B-1 Warrant as of the date of this Form 5 and may therefore be deemed to own, as of January 31, 2002, beneficially, through the exercise of the Series B-1 Warrant, 10,736,785 shares of Common Stock.

         LP1 directly owns approximately 12.3% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002 (a) beneficially and indirectly, approximately 12.3% of the Series B-1 Warrant and (b) beneficially, through the ability to exercise the Series B-1 Warrant, approximately 1,320,098 shares of Common Stock. LP1 disclaims beneficial ownership of the securities reported herein.

         LP2 directly owns approximately 58.1% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002 (a) beneficially and indirectly, approximately 58.1% of the Series B-1 Warrant and (b) beneficially, through the ability to exercise the Series B-1 Warrant, approximately 6,234,379 shares of Common Stock. LP2 disclaims beneficial ownership of the securities reported herein.

         LP3 directly owns approximately 16.4% of BAPEF XII and may therefore be deemed to own as of January 31, 2002 (a) beneficially and indirectly, approximately 16.4% of the Series B-1 Warrant and (b) beneficially, through the ability to exercise the Series B-1 Warrant, approximately 1,760,124 shares of Common Stock. LP3 disclaims beneficial ownership of the securities reported herein.

         LP4 directly owns approximately 12.5% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002 (a) beneficially and indirectly, approximately 12.5% of the Series B-1 Warrant and (b) beneficially, through the ability to exercise the Series B-1 Warrant, approximately 1,278,729 shares of Common Stock. LP4 disclaims beneficial ownership of the securities reported herein.

         Co-Investment directly owns approximately 0.8% of BAPEF XII and may therefore be deemed to own, as of January 31, 2002 (a) beneficially and indirectly, approximately 0.8% of the Series B-1 Warrant and (b) beneficially, through the ability to exercise the Series B-1 Warrant, approximately 82,727 shares of Common Stock. Co-Investment disclaims beneficial ownership of the securities reported herein.

         BAPEF Advisers is the general partner of each of the Investors and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, the Series B-1 Warrant and (b) beneficially, through the ability to exercise the Series B-1 Warrant, 10,736,785 shares of Common Stock. BAPEF Advisers disclaims beneficial ownership of the securities reported herein.

         Baring Asia is the general partner of BAPEF Advisers, which is general partner of each of the Investors and may therefore be deemed to own, as of January 31, 2002, (a) beneficially and indirectly, the Series B-1 Warrant and
(b) beneficially, through the ability to exercise the Series B-1 Warrant, 10,736,785 shares of Common Stock. Baring Asia disclaims beneficial ownership of the securities reported herein.

**Signatures:

         Pursuant to Instruction 4(b)(v) of Form 5, each of the undersigned agree that this Form 5 is jointly filed on behalf of each of them in the capacities set forth below.

BAPEF INVESTMENTS XII, LIMITED                        BARING ASIA PRIVATE EQUITY FUND LP4

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   --------------------------------------                  ----------------------------------------------
Name:       Mr. A. W. Guille                          Name:             Mr. A. W. Guille
Title:      Director                                  Title:   Director, Baring Asia (GP) Limited
                                                               As General Partner of BAPEF Advisers LP as
                                                               General Partner of the Baring Asia Private
                                                               Equity Fund LP4

BARING ASIA PRIVATE EQUITY FUND LP1                   BARING ASIA PRIVATE EQUITY FUND
                                                        CO-INVESTMENT LP

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   --------------------------------------                  ----------------------------------------------
Name:       Mr. A. W. Guille                          Name:             Mr. A. W. Guille
Title:   Director, Baring Asia (GP) Limited           Title:   Director, Baring Asia (GP) Limited
         As General Partner of BAPEF Advisers                  As General Partner of BAPEF Advisers LP as
         LP as General Partner of the Baring                   General Partner of the Baring Asia Private
         Asia Private Equity Fund LP1                          Equity Co-Investment LP

BARING ASIA PRIVATE EQUITY FUND LP2                   BAPEF ADVISERS LP

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   --------------------------------------                  ----------------------------------------------
Name:       Mr. A. W. Guille                          Name:             Mr. A. W. Guille
Title:   Director, Baring Asia (GP) Limited           Title:   Director, Baring Asia (GP) Limited
         as General Partner of BAPEF Advisers                  As General Partner of BAPEF Advisers LP
         LP as General Partner of the Baring
         Asia Private Equity Fund LP2

BARING ASIA PRIVATE EQUITY FUND LP3                   BARING ASIA (GP) LIMITED

By:        /s/ Mr. A. W. Guille                       By:            /s/ Mr. A. W. Guille
   --------------------------------------                  ----------------------------------------------
Name:       Mr. A. W. Guille                          Name:             Mr. A. W. Guille
Title:   Director, Baring Asia (GP) Limited           Title:            Director
         as General Partner of BAPEF Advisers
         LP as General Partner of the Baring
         Asia Private Equity Fund LP3